January 16, 2025

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gatos Silver, Inc.

Request for Withdrawal

Registration Statement on Form S-3 (File No. 333-261081)

Ladies and Gentlemen:

Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Gatos Silver, Inc. (the “Company”), hereby respectfully requests the withdrawal, effective as of the date hereof or as soon thereafter as practicable, of the above-referenced Registration Statement initially filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021, and effective as of November 24, 2021.

On January 16, 2025, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 5, 2024, by and among the Company, First Majestic Silver Corp. (“First Majestic”) and Ocelot Transaction Corporation, a wholly-owned subsidiary of First Majestic (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving entity and a direct, wholly-owned subsidiary of First Majestic.

No securities have been offered or sold or will be offered or sold pursuant to the Registration Statement. Accordingly, the Company respectfully requests that the SEC issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company further requests that pursuant to Rule 457(p) under the Securities Act, fees paid in connection with the Registration Statement be credited for future use by First Majestic.

Please provide Daniel M. Miller of Dorsey & Whitney LLP a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available by email at miller.dan@dorsey.com. Should you have any questions regarding this request for withdrawal, please contact Mr. Miller by telephone at (604) 630-5199 or email at miller.dan@dorsey.com.

Very truly yours,

Gatos Silver, Inc.

By:	/s/ Keith Neumeyer
	Name:	Keith Neumeyer
	Title:	President

cc: Daniel M. Miller, Dorsey & Whitney LLP